03019361

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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

RECD S.E.C.
APR - 7 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Banc of America Commercial Mortgage Inc. — Exact name of registrant as specified in charter

0001005007 — Registrant CIK Number

8-K FOR April 7, 2003 — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-80625 — SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 08 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2003.

Banc of America Commercial Mortgage Inc.
(Registrant)

By: ____________________
(Name and Title)
Name: Manish Parwani
Title:Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 20_____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Price/Yield Table - Class A-1

Security ID:	BACM Series 2003-1	Initial Balance:	339,344,651
Settlement Date:	04/10/03	Initial Pass-Through Rate:	3.8780%
Accrual Start Date:	04/01/03		
First Pay Date:	05/11/03		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
99.7547000	3.94	3.94	3.94	3.94	3.94
99.8172000	3.92	3.92	3.92	3.92	3.92
99.8797000	3.91	3.91	3.91	3.91	3.91
99.9422000	3.90	3.90	3.90	3.90	3.90
100.0047000	3.89	3.89	3.89	3.89	3.89
100.0672000	3.88	3.88	3.88	3.88	3.87
100.1297000	3.86	3.86	3.86	3.86	3.86
100.1922000	3.85	3.85	3.85	3.85	3.85
100.2547000	**3.84**	**3.84**	**3.84**	**3.84**	**3.84**
100.3172000	3.83	3.83	3.83	3.83	3.83
100.3797000	3.81	3.81	3.81	3.81	3.81
100.4422000	3.80	3.80	3.80	3.80	3.80
100.5047000	3.79	3.79	3.79	3.79	3.79
100.5672000	3.78	3.78	3.78	3.78	3.78
100.6297000	3.77	3.77	3.77	3.77	3.76
100.6922000	3.75	3.75	3.75	3.75	3.75
100.7547000	3.74	3.74	3.74	3.74	3.74
WAL (Yrs)	5.90	5.89	5.88	5.87	5.79
Mod Dur	5.13	5.12	5.11	5.10	5.04
FirstPrinPay	05/11/2003	05/11/2003	05/11/2003	05/11/2003	05/11/2003
Maturity	01/11/2012	01/11/2012	01/11/2012	01/11/2012	12/11/2011
Prin Window (Months)	105	105	105	105	104

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised			
Initial Balance is as of April 2003		1/4	1.55900
Prepay Rates are a Constant % of CPR		1/2	1.55900
100% of All Prepayment Premiums are assumed to be collected		2	1.47800
Prepayment Premiums are allocated to one or more classes		5	2.70900
of the offered certificates as described under "Description of the Certificates-Distributions-		10	3.81100
Distributions of Prepayment Premiums" in the Prospectus Supplement.		30	4.89000
No Extensions on any Mortgage Loan			
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Price/Yield Table - Class A-2

Security ID:	BACM Series 2003-1	Initial Balance:	506,232,605
Settlement Date:	04/10/03	Initial Pass-Through Rate:	4.648%
Accrual Start Date:	04/01/03		
First Pay Date:	05/11/03		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.0075000	4.68	4.68	4.68	4.68	4.67
100.0700000	4.67	4.67	4.67	4.67	4.67
100.1325000	4.66	4.66	4.66	4.66	4.66
100.1950000	4.65	4.65	4.65	4.65	4.65
100.2575000	4.64	4.64	4.64	4.64	4.64
100.3200000	4.63	4.63	4.63	4.63	4.63
100.3825000	4.63	4.63	4.63	4.63	4.62
100.4450000	4.62	4.62	4.62	4.62	4.62
100.5075000	**4.61**	**4.61**	**4.61**	**4.61**	**4.61**
100.5700000	4.60	4.60	4.60	4.60	4.60
100.6325000	4.59	4.59	4.59	4.59	4.59
100.6950000	4.58	4.58	4.58	4.58	4.58
100.7575000	4.58	4.58	4.58	4.58	4.57
100.8200000	4.57	4.57	4.57	4.57	4.57
100.8825000	4.56	4.56	4.56	4.56	4.56
100.9450000	4.55	4.55	4.55	4.55	4.55
101.0075000	4.54	4.54	4.54	4.54	4.54
WAL (Yrs)	9.53	9.52	9.50	9.48	9.34
Mod Dur	7.55	7.54	7.53	7.52	7.43
FirstPrinPay	01/11/2012	01/11/2012	01/11/2012	01/11/2012	12/11/2011
Maturity	03/11/2013	03/11/2013	02/11/2013	02/11/2013	12/11/2012
Prin Window (Months)	15	15	14	14	13

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised			
Initial Balance is as of April 2003		1/4	1.55900
Prepay Rates are a Constant % of CPR		1/2	1.55900
100% of All Prepayment Premiums are assumed to be collected		2	1.47800
Prepayment Premiums are allocated to one or more classes		5	2.70900
of the offered certificates as described under "Description of the Certificates-Distributions-		10	3.81100
Distributions of Prepayment Premiums" in the Prospectus Supplement.		30	4.89000
No Extensions on any Mortgage Loan			
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

Price/Yield Table - Class B

Security ID:	**BACM Series 2003-1**	Initial Balance:	34,855,857
Settlement Date:	04/10/03	Initial Pass-Through Rate:	4.805%
Accrual Start Date:	04/01/03		
First Pay Date:	05/11/03		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.0067000	4.84	4.84	4.84	4.84	4.83
100.0692000	4.83	4.83	4.83	4.83	4.83
100.1317000	4.82	4.82	4.82	4.82	4.82
100.1942000	4.81	4.81	4.81	4.81	4.81
100.2567000	4.80	4.80	4.80	4.80	4.80
100.3192000	4.79	4.79	4.79	4.79	4.79
100.3817000	4.79	4.79	4.79	4.79	4.79
100.4442000	4.78	4.78	4.78	4.78	4.78
100.5067000	**4.77**	**4.77**	**4.77**	**4.77**	**4.77**
100.5692000	4.76	4.76	4.76	4.76	4.76
100.6317000	4.75	4.75	4.75	4.75	4.75
100.6942000	4.75	4.75	4.75	4.75	4.74
100.7567000	4.74	4.74	4.74	4.74	4.74
100.8192000	4.73	4.73	4.73	4.73	4.73
100.8817000	4.72	4.72	4.72	4.72	4.72
100.9442000	4.71	4.71	4.71	4.71	4.71
101.0067000	4.71	4.71	4.71	4.71	4.70
WAL (Yrs)	9.92	9.92	9.88	9.84	9.71
Mod Dur	7.73	7.73	7.71	7.68	7.60
FirstPrinPay	03/11/2013	03/11/2013	02/11/2013	02/11/2013	12/11/2012
Maturity	03/11/2013	03/11/2013	03/11/2013	02/11/2013	01/11/2013
Prin Window (Months)	1	1	2	1	2

Assumptions		Treasury Curve as of	
		Term (Yrs)	Yield (BEY%)
1% Cleanup Call is Not Exercised			
Initial Balance is as of April 2003		1/4	1.55900
Prepay Rates are a Constant % of CPR		1/2	1.55900
100% of All Prepayment Premiums are assumed to be collected		2	1.47800
Prepayment Premiums are allocated to one or more classes		5	2.70900
of the offered certificates as described under "Description of the Certificates-Distributions-		10	3.81100
Distributions of Prepayment Premiums" in the Prospectus Supplement.		30	4.89000
No Extensions on any Mortgage Loan			
No Delinquencies on any Mortgage Loan			
No Defaults on any Mortgage Loan			

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Price/Yield Table - Class C

Security ID:	BACM Series 2003-1	Initial Balance:	12,909,576
Settlement Date:	04/10/03	Initial Pass-Through Rate:	4.844%
Accrual Start Date:	04/01/03		
First Pay Date:	05/11/03		

Prepayment (CPR)	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
During YM	0.00%	0.00%	0.00%	0.00%	0.00%
During Open	0.00%	25.00%	50.00%	75.00%	100.00%

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
100.0027000	4.88	4.88	4.88	4.88	4.88
100.0652000	4.87	4.87	4.87	4.87	4.87
100.1277000	4.86	4.86	4.86	4.86	4.86
100.1902000	4.85	4.85	4.85	4.85	4.85
100.2527000	4.84	4.84	4.84	4.84	4.84
100.3152000	4.83	4.83	4.83	4.83	4.83
100.3777000	4.83	4.83	4.83	4.83	4.83
100.4402000	4.82	4.82	4.82	4.82	4.82
100.5027000	**4.81**	**4.81**	**4.81**	**4.81**	**4.81**
100.5652000	4.80	4.80	4.80	4.80	4.80
100.6277000	4.79	4.79	4.79	4.79	4.79
100.6902000	4.79	4.79	4.79	4.79	4.79
100.7527000	4.78	4.78	4.78	4.78	4.78
100.8152000	4.77	4.77	4.77	4.77	4.77
100.8777000	4.76	4.76	4.76	4.76	4.76
100.9402000	4.75	4.75	4.75	4.75	4.75
101.0027000	4.75	4.75	4.75	4.75	4.74
WAL (Yrs)	9.92	9.92	9.92	9.85	9.75
Mod Dur	7.72	7.72	7.72	7.67	7.62
FirstPrinPay	03/11/2013	03/11/2013	03/11/2013	02/11/2013	01/11/2013
Maturity	03/11/2013	03/11/2013	03/11/2013	03/11/2013	01/11/2013
Prin Window (Months)	1	1	1	2	1

Assumptions
1% Cleanup Call is Not Exercised
Initial Balance is as of April 2003
Prepay Rates are a Constant % of CPR
100% of All Prepayment Premiums are assumed to be collected
Prepayment Premiums are allocated to one or more classes
of the offered certificates as described under "Description of the Certificates-Distributions-
Distributions of Prepayment Premiums" in the Prospectus Supplement.
No Extensions on any Mortgage Loan
No Delinquencies on any Mortgage Loan
No Defaults on any Mortgage Loan

Treasury Curve as of	
Term (Yrs)	Yield (BEY%)
1/4	1.55900
1/2	1.55900
2	1.47800
5	2.70900
10	3.81100
30	4.89000

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BACM 2003-1

BCF @ 0% CPR

Bond Class A1

Period Number	Pay Date	Performing Balance	Principal Payment	Interest Payment	Interest Rate	Yield Maintenance	Total Payment
1	05/11/2003	339,344,651.00	787,861	1,096,649	3.8780	0	1,884,510
2	06/11/2003	338,556,790.06	675,377	1,094,103	3.8780	0	1,769,480
3	07/11/2003	337,881,412.76	816,555	1,091,920	3.8780	0	1,908,475
4	08/11/2003	337,064,858.14	683,305	1,089,281	3.8780	0	1,772,586
5	09/11/2003	336,381,553.30	686,923	1,087,073	3.8780	0	1,773,996
6	10/11/2003	335,694,630.57	842,699	1,084,853	3.8780	0	1,927,552
7	11/11/2003	334,851,932.05	718,733	1,082,130	3.8780	0	1,800,863
8	12/11/2003	334,133,199.35	864,031	1,079,807	3.8780	0	1,943,838
9	01/11/2004	333,269,168.49	727,155	1,077,015	3.8780	0	1,804,170
10	02/11/2004	332,542,013.02	744,217	1,074,665	3.8780	0	1,818,882
11	03/11/2004	331,797,796.22	1,103,820	1,072,260	3.8780	0	2,176,080
12	04/11/2004	330,693,976.45	949,218	1,068,693	3.8780	0	2,017,910
13	05/11/2004	329,744,758.94	1,128,262	1,065,625	3.8780	0	2,193,887
14	06/11/2004	328,616,496.67	966,402	1,061,979	3.8780	0	2,028,381
15	07/11/2004	327,650,094.89	1,138,862	1,058,856	3.8780	0	2,197,718
16	08/11/2004	326,511,233.15	977,411	1,055,175	3.8780	0	2,032,586
17	09/11/2004	325,533,822.29	982,507	1,052,017	3.8780	0	2,034,523
18	10/11/2004	324,551,315.64	1,154,530	1,048,842	3.8780	0	2,203,371
19	11/11/2004	323,396,785.84	1,013,271	1,045,111	3.8780	0	2,058,382
20	12/11/2004	322,383,514.37	1,186,996	1,041,836	3.8780	0	2,228,832
21	01/11/2005	321,196,518.34	1,024,781	1,038,000	3.8780	0	2,062,781
22	02/11/2005	320,171,737.46	1,030,126	1,034,688	3.8780	0	2,064,815
23	03/11/2005	319,141,611.22	1,539,181	1,031,359	3.8780	0	2,570,540
24	04/11/2005	317,602,430.03	1,043,632	1,026,385	3.8780	0	2,070,018
25	05/11/2005	316,558,797.63	1,216,534	1,023,013	3.8780	0	2,239,546
26	06/11/2005	315,342,263.69	1,055,461	1,019,081	3.8780	0	2,074,542
27	07/11/2005	314,286,803.08	1,228,041	1,015,670	3.8780	0	2,243,712
28	08/11/2005	313,058,761.65	1,067,413	1,011,702	3.8780	0	2,079,114
29	09/11/2005	311,991,348.79	1,072,985	1,008,252	3.8780	0	2,081,237
30	10/11/2005	310,918,363.75	1,245,091	1,004,785	3.8780	0	2,249,875
31	11/11/2005	309,673,273.11	1,098,218	1,000,761	3.8780	0	2,098,979
32	12/11/2005	308,575,054.83	1,271,136	997,212	3.8780	0	2,268,347
33	01/11/2006	307,303,919.08	1,110,622	993,104	3.8780	0	2,103,725
34	02/11/2006	306,193,297.54	1,116,421	989,515	3.8780	0	2,105,936
35	03/11/2006	305,076,876.71	1,622,032	985,907	3.8780	0	2,607,939
36	04/11/2006	303,454,844.44	1,130,821	980,665	3.8780	0	2,111,486
37	05/11/2006	302,324,023.61	1,302,855	977,010	3.8780	0	2,279,865

38	06/11/2006	301,021,169.02	1,143,567	972,800	3.8780	0	2,116,367
39	07/11/2006	299,877,602.44	1,315,255	969,104	3.8780	0	2,284,359
40	08/11/2006	298,562,347.67	1,156,446	964,854	3.8780	0	2,121,300
41	09/11/2006	297,405,901.62	1,162,489	961,117	3.8780	0	2,123,606
42	10/11/2006	296,243,412.32	1,333,664	957,360	3.8780	0	2,291,024
43	11/11/2006	294,909,747.90	1,175,567	953,050	3.8780	0	2,128,617
44	12/11/2006	293,734,180.69	1,346,388	949,251	3.8780	0	2,295,639
45	01/11/2007	292,387,792.89	1,188,782	944,900	3.8780	0	2,133,682
46	02/11/2007	291,199,010.49	1,194,998	941,058	3.8780	0	2,136,056
47	03/11/2007	290,004,012.88	1,693,383	937,196	3.8780	0	2,630,579
48	04/11/2007	288,310,630.33	1,210,196	931,724	3.8780	0	2,141,919
49	05/11/2007	287,100,434.81	1,380,078	927,813	3.8780	0	2,307,891

50	06/11/2007	285,720,357.15	5,425,560	923,353	3.8780	0	6,348,913
51	07/11/2007	280,294,797.40	1,387,562	905,819	3.8780	0	2,293,381
52	08/11/2007	278,907,235.69	5,171,091	901,335	3.8780	0	6,072,426
53	09/11/2007	273,736,144.63	1,232,296	884,624	3.8780	0	2,116,920
54	10/11/2007	272,503,849.09	1,399,596	880,642	3.8780	0	2,280,237
55	11/11/2007	271,104,253.42	1,246,078	876,119	3.8780	0	2,122,196
56	12/11/2007	269,858,175.69	2,906,955	872,092	3.8780	0	3,779,046
57	01/11/2008	266,951,221.01	1,258,095	862,697	3.8780	0	2,120,792
58	02/11/2008	265,693,126.31	16,527,421	858,632	3.8780	0	17,386,053
59	03/11/2008	249,165,705.29	12,958,166	805,221	3.8780	0	13,763,387
60	04/11/2008	236,207,539.07	1,239,616	763,344	3.8780	0	2,002,960
61	05/11/2008	234,967,923.48	1,401,412	759,338	3.8780	0	2,160,750
62	06/11/2008	233,566,511.17	1,253,529	754,809	3.8780	0	2,008,338
63	07/11/2008	232,312,982.21	1,414,949	750,758	3.8780	0	2,165,707
64	08/11/2008	230,898,033.36	1,267,589	746,185	3.8780	0	2,013,775
65	09/11/2008	229,630,444.25	1,274,255	742,089	3.8780	0	2,016,344
66	10/11/2008	228,356,188.84	11,770,926	737,971	3.8780	0	12,508,897
67	11/11/2008	216,585,262.45	1,272,090	699,931	3.8780	0	1,972,021
68	12/11/2008	215,313,172.65	1,430,459	695,820	3.8780	0	2,126,279
69	01/11/2009	213,882,713.74	1,286,309	691,198	3.8780	0	1,977,506
70	02/11/2009	212,596,405.22	1,293,064	687,041	3.8780	0	1,980,104
71	03/11/2009	211,303,341.51	1,752,884	682,862	3.8780	0	2,435,746
72	04/11/2009	209,550,457.62	1,309,145	677,197	3.8780	0	1,986,342
73	05/11/2009	208,241,312.41	1,466,511	672,967	3.8780	0	2,139,477
74	06/11/2009	206,774,801.70	15,921,809	668,227	3.8780	0	16,590,036
75	07/11/2009	190,852,992.81	1,461,109	616,773	3.8780	0	2,077,882
76	08/11/2009	189,391,884.04	46,586,888	612,051	3.8780	0	47,198,940
77	09/11/2009	142,804,995.94	1,252,347	461,498	3.8780	0	1,713,845
78	10/11/2009	141,552,648.70	1,397,594	457,451	3.8780	0	1,855,045
79	11/11/2009	140,155,054.78	6,486,397	452,934	3.8780	0	6,939,331
80	12/11/2009	133,668,658.13	1,402,791	431,973	3.8780	0	1,834,763
81	01/11/2010	132,265,867.38	1,272,827	427,439	3.8780	0	1,700,266
82	02/11/2010	130,993,040.19	14,679,293	423,326	3.8780	0	15,102,619
83	03/11/2010	116,313,747.45	20,668,303	375,887	3.8780	0	21,044,190
84	04/11/2010	95,645,444.23	1,273,190	309,094	3.8780	0	1,582,284
85	05/11/2010	94,372,254.40	1,414,028	304,980	3.8780	0	1,719,008
86	06/11/2010	92,958,226.30	1,287,332	300,410	3.8780	0	1,587,742
87	07/11/2010	91,670,894.11	1,427,787	296,250	3.8780	0	1,724,037
88	08/11/2010	90,243,106.68	1,301,624	291,636	3.8780	0	1,593,259
89	09/11/2010	88,941,482.94	1,308,464	287,429	3.8780	0	1,595,893
90	10/11/2010	87,633,018.99	5,005,193	283,201	3.8780	0	5,288,394
91	11/11/2010	82,627,825.81	1,317,373	267,026	3.8780	0	1,584,399
92	12/11/2010	81,310,452.47	1,456,242	262,768	3.8780	0	1,719,011

93	01/11/2011	79,854,210.16	26,940,218	258,062	3.8780	0	27,198,280
94	02/11/2011	52,913,992.28	1,304,129	171,000	3.8780	0	1,475,130
95	03/11/2011	51,609,863.16	1,687,933	166,786	3.8780	0	1,854,719
96	04/11/2011	49,921,929.76	1,319,807	161,331	3.8780	0	1,481,138
97	05/11/2011	48,602,122.38	26,010,717	157,066	3.8780	0	26,167,783
98	06/11/2011	22,591,405.04	1,303,345	73,008	3.8780	0	1,376,353
99	07/11/2011	21,288,059.90	1,429,887	68,796	3.8780	0	1,498,683
100	08/11/2011	19,858,172.83	1,317,568	64,175	3.8780	0	1,381,743
101	09/11/2011	18,540,604.39	1,324,417	59,917	3.8780	0	1,384,334
102	10/11/2011	17,216,187.79	12,485,525	55,637	3.8780	0	12,541,162
103	11/11/2011	4,730,663.16	1,308,339	15,288	3.8780	0	1,323,627
104	12/11/2011	3,422,324.37	1,431,766	11,060	3.8780	0	1,442,826
105	01/11/2012	1,990,557.96	1,990,558	6,433	3.8780	0	1,996,991

339,344,651	77,606,180	0	416,950,831

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

BACM 2003-1

BCF @ 0% CPR

Bond Class A2

Period Number	Pay Date	Performing Balance	Principal Payment	Interest Payment	Interest Rate	Yield Maintenance	Total Payment
1	05/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
2	06/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
3	07/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
4	08/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
5	09/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
6	10/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
7	11/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
8	12/11/2003	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
9	01/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
10	02/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
11	03/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
12	04/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
13	05/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
14	06/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
15	07/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
16	08/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
17	09/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
18	10/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
19	11/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
20	12/11/2004	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
21	01/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
22	02/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
23	03/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
24	04/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
25	05/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
26	06/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
27	07/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
28	08/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
29	09/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
30	10/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
31	11/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
32	12/11/2005	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
33	01/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
34	02/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
35	03/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
36	04/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
37	05/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808

38	06/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
39	07/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
40	08/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
41	09/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
42	10/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
43	11/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
44	12/11/2006	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
45	01/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
46	02/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
47	03/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
48	04/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
49	05/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
50	06/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
51	07/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
52	08/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
53	09/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
54	10/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
55	11/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
56	12/11/2007	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
57	01/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
58	02/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
59	03/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
60	04/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
61	05/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
62	06/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
63	07/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
64	08/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
65	09/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
66	10/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
67	11/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
68	12/11/2008	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
69	01/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
70	02/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
71	03/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
72	04/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
73	05/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
74	06/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
75	07/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
76	08/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
77	09/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
78	10/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
79	11/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
80	12/11/2009	506,232,605.00	0	1,960,808	4.6480	0	1,960,808

81	01/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
82	02/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
83	03/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
84	04/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
85	05/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
86	06/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
87	07/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
88	08/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
89	09/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
90	10/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
91	11/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
92	12/11/2010	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
93	01/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
94	02/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
95	03/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
96	04/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
97	05/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
98	06/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
99	07/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
100	08/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
101	09/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
102	10/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
103	11/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
104	12/11/2011	506,232,605.00	0	1,960,808	4.6480	0	1,960,808
105	01/11/2012	506,232,605.00	6,449,340	1,960,808	4.6480	0	8,410,148
106	02/11/2012	499,783,264.71	1,318,665	1,935,827	4.6480	0	3,254,492
107	03/11/2012	498,464,600.06	2,963,919	1,930,720	4.6480	0	4,894,639
108	04/11/2012	495,500,680.61	1,331,541	1,919,239	4.6480	0	3,250,780
109	05/11/2012	494,169,140.09	41,843,761	1,914,082	4.6480	0	43,757,843
110	06/11/2012	452,325,378.97	12,456,927	1,752,007	4.6480	0	14,208,934
111	07/11/2012	439,868,451.55	49,641,472	1,703,757	4.6480	0	51,345,229
112	08/11/2012	390,226,979.55	36,374,873	1,511,479	4.6480	0	37,886,352
113	09/11/2012	353,852,107.04	25,626,502	1,370,587	4.6480	0	26,997,089
114	10/11/2012	328,225,604.80	49,017,542	1,271,327	4.6480	0	50,288,869
115	11/11/2012	279,208,062.53	59,411,629	1,081,466	4.6480	0	60,493,095
116	12/11/2012	219,796,433.21	71,622,137	851,345	4.6480	0	72,473,482
117	01/11/2013	148,174,296.29	51,829,231	573,928	4.6480	0	52,403,159
118	02/11/2013	96,345,065.70	77,410,946	373,177	4.6480	0	77,784,122
119	03/11/2013	18,934,119.90	18,934,120	73,338	4.6480	0	19,007,458
			506,232,605	**224,147,080**		**0**	**730,379,685**

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

BACM 2003-1

BCF @ 0% CPR

Bond Class B

Period Number	Pay Date	Performing Balance	Principal Payment	Interest Payment	Interest Rate	Yield Maintenance	Total Payment
1	05/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
2	06/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
3	07/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
4	08/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
5	09/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
6	10/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
7	11/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
8	12/11/2003	34,855,857.00	0	139,569	4.8050	0	139,569
9	01/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
10	02/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
11	03/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
12	04/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
13	05/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
14	06/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
15	07/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
16	08/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
17	09/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
18	10/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
19	11/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
20	12/11/2004	34,855,857.00	0	139,569	4.8050	0	139,569
21	01/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
22	02/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
23	03/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
24	04/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
25	05/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
26	06/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
27	07/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
28	08/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
29	09/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
30	10/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
31	11/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
32	12/11/2005	34,855,857.00	0	139,569	4.8050	0	139,569
33	01/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
34	02/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
35	03/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
36	04/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
37	05/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569

38	06/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
39	07/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
40	08/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
41	09/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
42	10/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
43	11/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
44	12/11/2006	34,855,857.00	0	139,569	4.8050	0	139,569
45	01/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
46	02/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
47	03/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
48	04/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
49	05/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
50	06/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
51	07/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
52	08/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
53	09/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
54	10/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
55	11/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
56	12/11/2007	34,855,857.00	0	139,569	4.8050	0	139,569
57	01/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
58	02/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
59	03/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
60	04/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
61	05/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
62	06/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
63	07/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
64	08/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
65	09/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
66	10/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
67	11/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
68	12/11/2008	34,855,857.00	0	139,569	4.8050	0	139,569
69	01/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
70	02/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
71	03/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
72	04/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
73	05/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
74	06/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
75	07/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
76	08/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
77	09/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
78	10/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
79	11/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569
80	12/11/2009	34,855,857.00	0	139,569	4.8050	0	139,569

81	01/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
82	02/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
83	03/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
84	04/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
85	05/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
86	06/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
87	07/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
88	08/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
89	09/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
90	10/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
91	11/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
92	12/11/2010	34,855,857.00	0	139,569	4.8050	0	139,569
93	01/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
94	02/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
95	03/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
96	04/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
97	05/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
98	06/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
99	07/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
100	08/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
101	09/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
102	10/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
103	11/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
104	12/11/2011	34,855,857.00	0	139,569	4.8050	0	139,569
105	01/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
106	02/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
107	03/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
108	04/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
109	05/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
110	06/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
111	07/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
112	08/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
113	09/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
114	10/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
115	11/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
116	12/11/2012	34,855,857.00	0	139,569	4.8050	0	139,569
117	01/11/2013	34,855,857.00	0	139,569	4.8050	0	139,569
118	02/11/2013	34,855,857.00	0	139,569	4.8050	0	139,569
119	03/11/2013	34,855,857.00	34,855,857	139,569	4.8050	0	34,995,426
			34,855,857	**16,608,671**		**0**	**51,464,528**

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

This material is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing in this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded in its entirety by the information contained in any final prospectus and prospectus supplement for any securities actually sold to you, which you should read before making any investment decision. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as Underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America Securities LLC

BACM 2003-1

BCF @ 0% CPR

Bond Class C

Period Number	Pay Date	Performing Balance	Principal Payment	Interest Payment	Interest Rate	Yield Maintenance	Total Payment
1	05/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
2	06/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
3	07/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
4	08/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
5	09/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
6	10/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
7	11/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
8	12/11/2003	12,909,576.00	0	52,112	4.8440	0	52,112
9	01/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
10	02/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
11	03/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
12	04/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
13	05/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
14	06/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
15	07/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
16	08/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
17	09/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
18	10/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
19	11/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
20	12/11/2004	12,909,576.00	0	52,112	4.8440	0	52,112
21	01/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
22	02/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
23	03/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
24	04/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
25	05/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
26	06/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
27	07/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
28	08/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
29	09/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
30	10/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
31	11/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
32	12/11/2005	12,909,576.00	0	52,112	4.8440	0	52,112
33	01/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
34	02/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
35	03/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
36	04/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
37	05/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112

38	06/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
39	07/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
40	08/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
41	09/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
42	10/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
43	11/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
44	12/11/2006	12,909,576.00	0	52,112	4.8440	0	52,112
45	01/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
46	02/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
47	03/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
48	04/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
49	05/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
50	06/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
51	07/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
52	08/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
53	09/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
54	10/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
55	11/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
56	12/11/2007	12,909,576.00	0	52,112	4.8440	0	52,112
57	01/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
58	02/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
59	03/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
60	04/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
61	05/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
62	06/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
63	07/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
64	08/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
65	09/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
66	10/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
67	11/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
68	12/11/2008	12,909,576.00	0	52,112	4.8440	0	52,112
69	01/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
70	02/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
71	03/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
72	04/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
73	05/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
74	06/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
75	07/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
76	08/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
77	09/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
78	10/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
79	11/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112
80	12/11/2009	12,909,576.00	0	52,112	4.8440	0	52,112

81	01/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
82	02/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
83	03/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
84	04/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
85	05/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
86	06/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
87	07/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
88	08/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
89	09/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
90	10/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
91	11/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
92	12/11/2010	12,909,576.00	0	52,112	4.8440	0	52,112
93	01/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
94	02/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
95	03/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
96	04/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
97	05/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
98	06/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
99	07/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
100	08/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
101	09/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
102	10/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
103	11/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
104	12/11/2011	12,909,576.00	0	52,112	4.8440	0	52,112
105	01/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
106	02/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
107	03/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
108	04/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
109	05/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
110	06/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
111	07/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
112	08/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
113	09/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
114	10/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
115	11/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
116	12/11/2012	12,909,576.00	0	52,112	4.8440	0	52,112
117	01/11/2013	12,909,576.00	0	52,112	4.8440	0	52,112
118	02/11/2013	12,909,576.00	0	52,112	4.8440	0	52,112
119	03/11/2013	12,909,576.00	12,909,576	52,112	4.8440	0	12,961,688
			12,909,576	**6,201,287**		**0**	**19,110,863**

Rating Agencies Do Not Address the Likelihood of Receipt of Prepayment Penalties

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